Willis Lease Finance Corporation

Exhibit 21.1 List of Subsidiaries

State or Jurisdiction
Subsidiary	of Incorporation
Terandon Leasing Corporation	California

T-2 Inc.	California

T-4 Inc.	California

T-5 Inc.	California

T-7 Inc.	California

T-8 Inc.	California

T-10 Inc.	California

T-11 Inc.	California

WLFC Funding Corporation	Delaware

WLFC Engine Pooling Company	California

WLFC (Ireland) Limited	Rep.of Ireland

WLFC-AC1, Inc.	Delaware